# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Regulus Therapeutics Inc., CIK 0001505512
CUSIP: 75915K309
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 4224 Campus Point Court, Suite 210, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,696,426; shared voting power 0; sole dispositive power 2,696,426; shared dispositive power 0; aggregate amount beneficially owned 2,696,426 (3.9% of the class)
  Comment: (1) The number represents shares of common stock, $0.001 par value (the "Common Stock") of Regulus Therapeutics Inc. (the "Issuer") held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) Based on 69,234,089 shares of Common Stock outstanding as of May 2, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,696,426; shared voting power 0; sole dispositive power 2,696,426; shared dispositive power 0; aggregate amount beneficially owned 2,696,426 (3.9% of the class)
  Comment: (1) The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) Based on 69,234,089 shares of Common Stock outstanding as of May 2, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025.

## Item 1. Issuer
Name of issuer: Regulus Therapeutics Inc.
Address of issuer's principal executive offices: 4224 Campus Point Court, Suite 210 San Diego, CA 92121

## Item 2. Person Filing
Name of person filing:
(i) Vivo Opportunity Fund Holdings, L.P.

(ii) Vivo Opportunity, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and

(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
Percent of class: 3.9%
Sole power to vote or to direct the vote: 2,696,426
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,696,426
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member (05/14/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (05/14/2025)